FORM 10-Q

Exhibit 4.8(c)

                     THIRD AMENDMENT TO THE
                CONE MILLS CORPORATION 1983 ESOP

           (As Amended and Restated December 1, 1994)




     THIRD AMENDMENT, dated August 7, 1997, to the Cone Mills
Corporation 1983 ESOP, As Amended and Restated December 1, 1994
(the "1983 ESOP").

RECITALS

     A. Certain benefits under the 1983 ESOP are coordinated with the Corporation's defined benefit pension plans (the "Pension Plans") through use of a floor offset arrangement. As a result, in administering the 1983 ESOP, it is necessary for the Advisory Committee to convert all or part of the annuities payable under the Pension Plans to lump sum amounts.

     B. For purposes of converting the annuities to lump sum amounts and pursuant to the terms of the 1983 ESOP, the Advisory Committee has used information provided by Prudential Insurance Company of America ("Prudential") or another insurance company with respect to the cost of purchasing a commercial annuity from Prudential or such other insurance company.

     C. Prudential has notified the Advisory Committee that it is no longer willing to provide the information necessary to convert annuities to lump sum amounts. However, Prudential has agreed to continue providing the necessary information through December 31, 1997, provided the 1983 ESOP is amended to delete all references to Prudential.

     D. The Advisory Committee has been unable to obtain an alternative source of reliable and consistent information with respect to the cost of purchasing commercial annuities.

     E. The Actuary for the Pension Plans has recommended that the 1983 ESOP be amended to provide that annuities shall be converted to lump sum amounts by using the mortality table prescribed under Section 417(e)(3) of the Internal Revenue Code and an annual rate of interest based on 30-year Treasury securities
(GATT rate), as incorporated in the Pension Plans.



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FORM 10-Q

Exhibit 4.8(c)  (continued)

     F. The Board of Directors desires to amend the 1983 ESOP to adopt the recommendations of the Actuary and thereby to enable the Advisory Committee to continue administering the 1983 ESOP efficiently and in a manner that will expedite the calculation and distribution of benefits.

     NOW, THEREFORE, the 1983 ESOP shall be amended as follows:

     (1) Effective August 7, 1997, by deleting from the second sentence of Plan Section 6.03(c) the phrase "the cost of purchasing from Prudential Insurance Company of America (or another legal reserve life insurance company selected by the Advisory Committee for this purpose)" and inserting in lieu thereof the following:
"the cost of purchasing from a legal reserve life insurance company selected by the Advisory Committee for this purpose...."

     (2) Effective January 1, 1998, subject to the issuance of a favorable determination letter with respect thereto by the Internal Revenue Service, by deleting the first three sentences of Plan
Section 6.03(c) in their entirety and inserting in lieu thereof the following:

     "(c) Offset Amount means, with respect to each Member, that portion of his ESOP A Account balance that would have to be transferred to the defined benefit plan that is this Plan's floor plan in the floor-offset plan arrangement incorported in that defined benefit plan (the "floor plan") so that there would be no reduction in the Member's pension benefit under the floor plan by reason of the floor-offset arrangement. The Offset Amount shall be the amount determined by using the actuarial assumptions set forth in the floor plan and converting to a lump sum that portion of the pension benefit under the floor plan which is subject to offset by reason of the floor-offset arrangement."

     IN WITNESS WHEREOF, this Third Amendment, having been duly authorized by the Board of Directors of Cone Mills Corporation at a meeting duly held on August 7, 1997, is signed by the Vice President and Secretary of the Corporation on this 7th day of August, 1997.

                         CONE MILLS CORPORATION

                         By: /s/Terry L. Weatherford
                         Title: Vice President and Secretary


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